EXHIBIT 4.19

                      TRANSLATION FROM THE ORIGINAL FRENCH

                               EMPLOYMENT CONTRACT

BETWEEN:

- Havas, a French societe anonyme, with registered offices at 2, Allee de Longchamp, Suresnes (92281), registered under the unique identification number 335 480 265 in the Nanterre Trade Register, represented by Philippe WAHL, Chief Executive Officer;

                                                        PARTY OF THE FIRST PART;

AND:

-     Herve PHILIPPE,
      residing at 18, rue Jullien, Vanves (92170)

                                                       PARTY OF THE SECOND PART;

NOW, THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

Article 1: Engagement

HAVAS hereby hires Herve PHILIPPE as executive manager, with the coefficient 600, for an indefinite term beginning November 28, 2005.

Article 2: Duties and Responsibilities

Herve PHILIPPE is hired by HAVAS to fill the position of Group Chief Financial Officer.

In this position, he will be responsible for the finance and accounting division of the group and will also be responsible for establishing the individual financial statements of Havas SA, the consolidated financial statements and, more generally, the group's financial information for the market authorities and the public.

In addition, he will direct the cash and tax departments, organize the group's internal audit and control and, in particular, ensure that the group complies with legal obligations in this area (particularly the Sarbanes Oxley Act and the Financial Security law).

He will also be responsible for the group's financial communications.

Herve PHILIPPE will perform his duties under the authority of the Chief Executive Officer of HAVAS. At the request of the CEO, Herve PHILIPPE will present his work and results to the Board of Directors or will prepare the report to be presented to the Board by the Chief Executive Officer.

Article 3: Work Schedule

Given the nature and magnitude of his duties and the level of his responsibilities, which require great independence in the organization and management of his time to fulfill his mission, the autonomy

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which he enjoys means that Herve PHILIPPE is classified as an executive manager and is not subject to the legal rules governing the number of hours worked. Therefore, Herve PHILIPPE is not one of the employees affected by the provisions governing the reduction of the work week in force in the company.

He shall receive a fixed compensation in consideration for the performance of his duties, with no connection between the amount of his compensation and the time spent.

Article 4: Exclusivity and loyalty

Herve PHILIPPE will devote the most diligent efforts to the performance of the various duties for which he is responsible under this employment contract.

The importance of the duties entrusted to him implies that Herve PHILIPPE shall devote himself to those duties exclusively, continuously and full-time.

Herve PHILIPPE agrees not to perform, during the term of this contract, professional activities which could compete with those of the company, either directly or through an agent. He is prohibited from acquiring an interest in any way, either directly or indirectly, in any company with operations that might compete in whole or in part with that of the company.

He agrees not to hold, during the term of this contract and without the prior consent of HAVAS, any stake or have any interest, directly or indirectly in any enterprise which could compete or have professional relations with the company, with the exception of the purchase of securities of companies traded on a regulated market, as long as the percentage held does not exceed 2%, and not to sign any agreement or receive any compensation from any of these companies.

Herve PHILIPPE may retain the positions he holds as a director on the Boards of Directors of Harvest, Sifraba and Jean Bal and as a member of the Supervisory Board of NRJ Group. He may receive directors' fees for these positions, if any.

Article 5: Compensation

Herve PHILIPPE shall receive a compensation composed of a gross monthly fixed salary and a bonus based on objectives.

Fixed salary and financial consideration for the non-compete clause:

The gross monthly fixed salary of Herve PHILIPPE shall be equal to 16,500 euros, paid over 12 months, which represents a gross annual fixed salary of 198,000 euros for a full year of operations.

Herve PHILIPPE shall also be paid monthly, for the duration of the employment contract, a gross sum of 3500 euros, which is an annual gross sum of 42,000 euros representing the financial consideration for the non-compete clause set forth in Article 9.1 hereinafter.

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Bonus on objectives:

In addition to his fixed salary, Herve PHILIPPE shall receive a bonus on the basis of qualitative and quantitative objectives that will be set in the first quarter of every year by HAVAS.

The amount of the bonus for Herve PHILIPPE shall be based on the degree to which the objectives set have been met. An incentive grid shall set the precise amount of Herve PHILIPPE's bonus based on the level of achievement of the "target" objective.

It is agreed that the gross amount of his bonus shall be capped at 60% of his gross annual fixed salary.

Stock options:

Herve PHILIPPE will be eligible for the stock option program set up by HAVAS under the same terms and conditions as the members of the Executive Committee.

Article 6: Expenses and special benefit

Herve PHILIPPE shall be reimbursed for the expenses incurred in the performance of his duties, with supporting documents, and up to a total maximum amount that will be set every year by HAVAS.

Herve PHILIPPE shall be reimbursed for his travel costs incurred in the performance of his duties, upon presentation of supporting documents.

Herve PHILIPPE shall receive a Peugeot or Citroen company car (the model and class of which shall be equivalent to the model and class of vehicles for executive managers at the same level in the Havas group). HAVAS shall pay for the operating and maintenance costs of this vehicle, including insurance.

Article 7: Geographic mobility

The attachment location is the Paris region. It is expressly agreed that Herve PHILIPPE will conduct frequent trips abroad in the performance of his duties.

Article 8: Confidentiality and Works

8.1 Confidentiality

Herve PHILIPPE recognizes that the information of any kind concerning the commercial practices, systems, plans and strategies of the HAVAS company and the HAVAS subsidiaries and divisions which he has and will have established, received or acquired as an employee of HAVAS are unique and important assets of these companies.

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Therefore, during and after the end of this contract, Herve PHILIPPE is prohibited from disclosing this information or knowledge or these documents to any individual or legal entity.

8.2 Works

Works means any intellectual work, any method, process, program, idea, drawing, model, diagram, research, study, data, strategy, improvement or update, whatever the completion, which Herve PHILIPPE designs, completes, creates or produces, in whole or in part, alone or with others, in the framework of his duties during the performance of his employment contract.

Herve PHILIPPE recognizes and accepts that his compensation under his employment contract takes into account the permanent transmission or assignment to HAVAS, as they are earned, of all his rights arising or to arise from ownership and operation of any present or future Work (hereinafter the "Rights").

As needed, it is specified that the Rights include in particular the rights for the use, reproduction, publication, adaptation, modification, translation, arrangement, transformation, representation and operation of the Works, for all uses and all purposes, in any and all forms, on all media by all means, present or future, known and unknown on this date.
Herve PHILIPPE waives the use of his name on or in the Works.

The parties agree that the assignment of the Rights is made, effective in all locations and for the entire duration of the legal protection of the Works for the author, his heirs or assignees or representatives under the terms of French and foreign legislation and the applicable international conventions which are or shall be in force, including any extensions to the protection period.

The provisions of this Article 8.2 shall not apply to any right that may not be transferred under the applicable legislation.

Article 9: Non-compete and non-hiring clause

9.1 Non-compete

Herve PHILIPPE recognizes that the activity that he is developing within the Company gives him broad access to technical expertise and commercial practices and, more generally, to a great deal of confidential information concerning the Company, its group and their clients.

Herve PHILIPPE recognizes that all this confidential information is one of the Company's primary assets. Therefore, the Company has a legitimate interest in the insertion of a non-compete clause in this employment contract.

Therefore, Herve PHILIPPE is prohibited, in the event of the termination of this contract at the initiative of either of the parties, for any reason, as an essential and determinant condition of this contract, from exercising, directly or indirectly, identical or similar duties on behalf of a company or a group of

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companies performing activities that compete or could compete with the company and the companies of its groups, both on his own behalf and on behalf of an employer, directly or indirectly, or on behalf of a company or another legal entity in which he would perform executive duties or in which he would have a stake, or for which he would perform a service.

Term

This clause is valid for two (2) years beginning as of the effective end of Herve PHILIPPE's duties and extends to the French territory.

Financial consideration

o In the event of a termination of the employment contract within two years of its signature: Herve PHILIPPE will receive, in such a case, after the effective cessation of his employment contract, a special indemnity in addition to the indemnity received pursuant to the Article "Compensation" above, so that the amount of the consideration for this non-compete obligation is at least equal to 50% of the fixed gross annual salary received by Herve PHILIPPE during the last twelve (12) months preceding the date of his departure from the Company for any reason (resignation, dismissal). The Company may release Herve PHILIPPE , who accepts, from the non-compete commitment by registered letter with return receipt within 15 days following the notice of the termination of the employment contract by either of the parties. The Company shall then be released from the payment of the additional indemnity described above.

o In the event of a termination of the employment contract beyond two years of its signature: In this case, the Parties agree that the compensation for the non-compete obligation is met by the monthly payment of (euro)3,500 (three thousand five hundred euros) gross as described in the Article "Compensation" above.

9.2 Non-hiring

At the expiration of this contract and for a period of twenty-four months from the date of his effective departure from HAVAS, Herve PHILIPPE undertakes not to solicit, induce, try to hire, or employ, directly or indirectly, any managing employee who is employed by HAVAS at the expiration of this contract or who has been employed in the six months prior to that date.

This clause shall apply to all companies that are part of the HAVAS Group in which Herve PHILIPPE has effectively performed his activities under his employment contract and/or a detachment and/or a temporary assignment.

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Article 10: Information Obligation

Herve PHILIPPE hereby undertakes to inform any future employer of his obligations not to hire and his confidentiality obligations.

Article 11: Termination of the employment contract

Except in cases of misconduct or serious fault, this contract may be terminated by either party only with three months notice, which begins on the date of the first notice by mail of a registered letter unequivocally stating the decision to terminate the employment contract.

Article 12: General provisions

- Herve PHILIPPE agrees to comply with the general conditions for the performance of the work and the provisions of the internal rules applicable in the HAVAS company, to inform the HAVAS Company as soon as possible of any change after he is hired in his civil status, family situation or address.

- Herve PHILIPPE acknowledges that he has received a copy of the Code of Ethics of the HAVAS company and agrees to comply in full with all provisions thereof. He recognizes that failure to comply with this Code constitutes misconduct.

- Herve PHILIPPE formally declares that he is free of any commitment, including any non-compete/non-hiring commitment, and is free to enter into this agreement.

- Herve PHILIPPE shall be eligible for the pension plan for managers and the mutual and insurance plan with which HAVAS is or will be affiliated. A description of the benefits currently granted has been remitted to Herve PHILIPPE.

- Paid vacation days are granted pursuant to legal and contractual provisions.

- This contract is governed by French law, particularly the Labor Code, and by the provisions of the Collective Bargaining Agreement for Advertising currently applied within our company.

Executed in Suresnes
November 28, 2005
In two originals


/s/ Philippe Wahl                                        /s/ Herve Philippe
-----------------                                        ------------------
Philippe WAHL                                            Herve PHILIPPE